Exhibit (a)(5)(W)

Dear <<Name>>,

Below is a summary of your estimated compensation, which reflects your Zogenix 2021 bonus as well as your 2022 annual long term incentive award and 2022 base salary (including your merit increase). Additionally, we have listed the estimated amounts due you upon the close of the UCB acquisition of Zogenix in respect of any shares of Zogenix common stock you own, plus your in-the-money stock options, RSUs and PSUs. The final column estimates what you will receive after the close depending on your employment status.

These programs were designed in collaboration with UCB to express our value for your contributions. We hope that you intend to remain a member of the Zogenix team, and we hope this information gives you the comfort and knowledge you desire.

Please note that the details related to each of these estimates is discussed below. Specifically, please see the “Explanatory Note Regarding E*Trade Total Account Value” below for information about the E*Trade Total Account Value reflected in the following table.

2022 Salary and Incentive Award
New Salary	«Currency_code» «New_Salary1»	Effective April 2022

Annual Long-Term Incentive Award Total Value	«Currency_code» «Annual_Award_Granted_in_local_curreny»	Granted March 15th, 2022

Compensation Item	March	Closing	After Close
2021 Bonus	«Currency_code» «Bonus_Payment»

E*TRADE Total Account Value		«Currency_code» «Equity_Cash_Out_local» (See Explanatory Note Below)

Potential CVR Payout			«Currency_code» «Total_CVR»

Potential Severance			«Currency_code» «Severance_Pay»

Retention bonus			«Currency_code» «Existing_Retention_Bonus»

Subtotals	«Currency_code» «Bonus_Payment»	«Currency_code» «Equity_Cash_Out_local»	«Currency_code» «CVR_SEVRET_in_local_currency_»

Grand Total	«Currency_code» «New_Grand_Total_in_local_currency»

In addition to the compensation items listed above, outplacement services will also be available to employees if they request the services if their position is impacted by the acquisition. Details of the program are included below.

If you have any questions, please reach out to HR or your Executive Team Member.

Best Regards,

«ET_Member»

General Information

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This document was written to help you understand our estimates of the proceeds from each compensation item that will be paid to you upon completion of certain events related to the acquisition of Zogenix by UCB. Definitions of these compensation items are included below.

•	This document is not a contract and does not guarantee these payments. Exact payments may vary from the amounts set forth in this summary.

•	Amounts listed in this letter are pre-tax. Local regulation and tax withholdings will be applied to all payments.

•	Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

•

Calculations were done in US dollars and converted to local currency. Currency conversions were performed on February 16, 2022 and may change slightly based on current conversion rates at time of processing.

Definitions

New 2022 Salary

•	“New Salary” in the table above represents your new pay rate that will be effective in April 2022.

•	If you are non-exempt, this will be your normal hourly rate, and will be effective on the first day of the first pay cycle in April.

•	If you are exempt, this will be your annual base salary rate, and will be effective on April 1, 2022.

Annual Long-Term Incentive Award Total Value

•	In lieu of equity, this award will be a long-term cash incentive that will carry over to UCB upon close of the acquisition.

•	26/28th of the Annual Long-Term Incentive Award Total Value will vest in equal installments over 4 years on March 15, 2023, 2024, 2025 and 2026.

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The remaining 2/28th of the Annual Long-Term Incentive Award Total Value will have two vesting conditions and will vest only upon the later to occur of the two conditions. The first condition is continued employment over 4 years, as described above, and the second condition is the achievement of the CVR milestone (as described below under “CVR Payout”).

•	The award will be payable in cash as and when it vests, subject to your continued employment through the applicable vesting date.

•

Notwithstanding the foregoing, 25% of the Annual Long-Term Incentive Award Total Value (including both the time-based portion and the CVR-based portion) will accelerate immediately and be added to severance if you are impacted by the acquisition before March 15, 2023, in a manner that entitles you to severance. See “Potential Severance” above for the circumstances under which your involuntary termination will entitle you to severance.

•	Employees whose start date was prior to December 1, 2021, are eligible to receive an Annual Long-Term Incentive Award.

•	For more detailed information, please refer to an example of the award terms that will be provided to you with your grant

2021 Bonus

•	2021 Bonuses will be paid according to the Zogenix Annual Incentive Plan.

•	This amount represents payout of our corporate weighting at 101% of target.

•	Payout of the individual weighting of your bonus was determined by an assessment of your personal performance by your executive team member.

•	Payment of the bonus will be included in the first full pay period in March. Bonus dates are different depending on your country. Please refer to your local payroll calendar for specific dates.

•	You need to be an active employee on the date of the bonus payment to be eligible for payment.

Explanatory Note Regarding E*TRADE Total Account Value

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The information regarding your E*Trade Total Account Value is only being provided for illustrative purposes and represents an estimate of proceeds at closing in respect of your existing Zogenix equity, including all vested and unvested equity, stock options, restricted stock units, performance stock units and shares from the employee stock purchase program.

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You are strongly encouraged to review your Zogenix equity holdings in your E*TRADE account and to calculate your estimated proceeds independently. You can view your current holdings at any time by logging into your E*TRADE account. Once logged in, click on “ZGNX Stock Plan” and then “Holdings”.

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The E*Trade Total Account Value reflected in the summary table represents the total account value of your employee account calculated by E*Trade as of the close of business on February 22, 2022, and reflects the closing price per share for Zogenix common stock on that date. As a result, this is a snapshot of the value of your holdings on that date and at that closing price. Therefore, your closing proceeds will vary.

•	You need to be an active employee on the date of the close of the acquisition to receive the benefit of a cash out of any unvested equity holdings.

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For more detailed information about how Zogenix common stock and each type of equity award will be treated in the acquisition, please refer to the first FAQs on the ZONE or in the email sent you on January 19, 2022.

Potential CVR Payout

•	As referenced in question 16, 17, & 18 of the first FAQs, there are a few scenarios where employees will receive a full or partial CVR in respect of their Zogenix equity or equity awards.

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As referenced in question 1 of the first FAQs, each CVR entitles the holder to receive $2.00 in cash for each CVR held if (and only if), no later than December 31, 2023, the European Commission approves the therapeutic indication for seizures associated with Lennox-Gastaut syndrome for Fintepla as an orphan medicinal product after the EMA has recommended that fenfluramine for the treatment of Lennox-Gastaut syndrome not be removed from the EU’s register of orphan medicinal products.

•	The Potential CVR Payout represents an estimate the value of all CVR payments for all full or partial CVRs that are expected to be held by you after the close of the acquisition.

Potential Severance

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“Potential Severance” represents the cash and benefits that would be paid to you if, during the first 12 months following the close of the acquisition, you are involuntarily terminated due to a reduction in force/downsizing, change in company direction or job elimination, are asked to relocate to an office more than 50 miles away from your current assigned company office, or are asked to accept a position that is not a “Comparable Position.”. In no event will an employee who is terminated for cause, for performance at the end of a performance improvement plan or who refuses to accept a “Comparable Position” be eligible for severance.

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A “Comparable Position” means a position with the UCB or its affiliates with comparable responsibilities and duties to those that you have at the closing of the acquisition (other than changes to duties and responsibilities that are caused by Zogenix becoming a subsidiary of UCB that do not represent a material diminution in your duties and responsibilities), comparable compensation and benefits and an assigned location that is not more than 50 miles from your current company office.

•	Potential severance is calculated using your New 2022 Salary, regardless of whether your employment terminates before or after your New 2022 Salary goes into effect in April 2022.

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Potential Severance does not impact any contractual notice periods that may be listed in your employment contract, but your severance payments will be subject to reduction for any statutory notice periods or pay-in-lieu of notice.

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Potential Severance does not include an estimate of the subsidy for the COBRA coverage cost for eligible employees in the US. However, subsidized COBRA coverage will be offered to eligible employees at the number of weeks, rounded up to a whole number of months using the table below and subject to the maximum period for COBRA coverage.

•	Potential Severance is calculated by adding the following two items together:

•	A lump sum severance payout that is calculated based on your level and length of service with Zogenix as noted in the table below, up to a maximum of 26 weeks.

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25% of your Annual Long-Term Incentive Award Total Value. This will be paid to employees if they are impacted by the acquisition before March 15, 2023, in a manner that entitles to you to severance as described above.

•	Any unpaid portion of your retention bonus described in “Retention Bonus” below. Your Grade level is <<Grade>>.

Grade	Weeks of Severance & COBRA at Company expense
Grades 1-3	5 weeks plus 2 weeks per every year of service
Grades 4-5	6 weeks plus 2 weeks per every year of service
Grades 6-9	7 weeks plus 2 weeks per every year of service
Grades 10-12	9 weeks plus 2 weeks per every year of service

•	Severance will be pro-rated for part-time employees in accordance with their scheduled hours.

•	Partial years of service will be prorated.

Retention Bonus

•	Retention bonus represents a single lump sum payment that will be payable to you if you remain an employee of UCB for 60 days after the close of the acquisition.

•	Retention bonuses may not be paid to employees who voluntarily resign or are terminated for cause during this period.

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The retention bonus will accelerate immediately and will be added to severance if your position is impacted by the acquisition after the close of the acquisition but before the 60-day anniversary of the acquisition in a manner that entitles you to severance. See “Potential Severance” above for the circumstances under which your involuntary termination will entitle you to severance.

•	Retention bonus may include any existing retention bonuses. Existing retention will be paid out upon completion of the existing milestone or the close, whichever happens soonest.

•	A retention bonus will only be available to a limited number of employees.

Subtotals

•	Subtotals represent the sum of estimated proceeds from compensation items that you will receive in each indicated period.

Grand Total

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The Grand Total represents the sum of estimated proceeds from all compensation items that maybe paid to you based on events related to the acquisition, subject to the terms and conditions of the applicable plan or program.

Outplacement

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As previously described in the second FAQs, outplacement services will be available to employees that request the services if their position is impacted by the acquisition in a manner that entitles them to severance.

•	Outplacement will be administered by Rights Management and a detailed flier of services is attached below.

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Zogenix, Inc. (the “Company”). The solicitation and the offer to buy shares of the Company’s common stock is being made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that was filed by UCB S.A. (the “Parent”) and Zinc Merger Sub, Inc. (“Merger Sub”) with the Securities and Exchange Commission (“SEC”) on February 1, 2022. In addition, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on February 1, 2022. Investors can obtain a free copy of these materials and other documents filed by Parent, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.zogenix.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of January 18, 2022, by and among the Company, Merger Sub and Parent. Risks and uncertainties that could cause results to differ from expectations include: (I) uncertainties as to the timing of the Offer and the subsequent Merger; (ii) the risk that the Offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the subsequent Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) risk that the milestone specified in the CVR Agreement is not achieved, (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from the Company’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (xi) risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and its other filings with the SEC, as well as the tender offer materials to be filed by Merger Sub and Parent and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.